UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) May 27, 2015

City National Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

1-10521	95-2568550
(Commission File Number)	(IRS Employer Identification No.)

City National Plaza
555 S. Flower Street, Los Angeles, California	90071
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (213) 673-7700

Not Applicable

 (Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07                                           Submission of Matters to a Vote of Security Holders.

On May 27, 2015, City National Corporation (“City National”) held a special meeting of stockholders, at which City National’s stockholders voted on (i) a proposal to adopt the Agreement and Plan of Merger, dated as of January 22, 2015, as it may be amended from time to time, by and among City National, Royal Bank of Canada and RBC USA Holdco Corporation (the “merger agreement”), thereby approving the merger pursuant to which City National Corporation will merge with and into a wholly owned subsidiary of Royal Bank of Canada (the “merger proposal”), (ii) a proposal to approve, by advisory (non-binding) vote, certain compensation that may be paid or become payable to City National’s named executive officers in connection with the merger (the “merger-related compensation proposal”) and (iii) a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there were insufficient votes at the time of the special meeting to adopt the merger agreement (the “adjournment proposal”). There were 55,605,079 shares of City National common stock issued and outstanding on the record date for the special meeting and entitled to vote at the special meeting, and 40,807,815 shares were represented in person or by proxy at the special meeting, which number constituted a quorum.

The results of the vote on the merger proposal were as follows:

For	Against	Abstain	Broker Non-Vote
40,652,558	100,860	54,097	300

The results of the merger-related compensation proposal were as follows:

For	Against	Abstain	Broker Non-Vote
35,838,701	4,461,939	506,875	300

The results of the adjournment proposal were as follows:

For	Against	Abstain	Broker Non-Vote
37,540,298	3,101,916	165,601	0

Accordingly, the stockholders of City National adopted the merger agreement and approved, on an advisory (non-binding) basis, the merger-related compensation proposal.

Item 8.01.                                        Other Events.

Item 5.07 above is incorporated herein by reference.

On May 27, 2015, City National issued a press release announcing the results of the special meeting. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporate herein by reference.

Items 9.01.                                  Exhibits.

(d)                                                         Exhibits.

Exhibit 99.1                              Press release dated May 27, 2015.

ABOUT CITY NATIONAL

City National Corporation has $32.7 billion in assets.  The company’s wholly owned subsidiary, City National Bank, provides banking, investment and trust services through 75 offices, including 16 full-service regional centers, in Southern California, the San Francisco Bay Area, Nevada, New York City, Nashville and Atlanta.  City National and its investment affiliates manage or administer $62.0 billion in client investment assets, including $48.4 billion under direct management.

For more information about City National, visit the company’s Website at cnb.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legal proceedings; Royal Bank of Canada’s ability to complete the acquisition and integration of City National Corporation successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada’s ability to cross-sell more products to customers and technological changes.

We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada’s 2014 Annual Report on Form 40-F and City National Corporation’s 2014 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at the SEC’s website (http://www.sec.gov). Royal Bank of Canada’s material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading “Overview and Outlook — Economic and market review outlook” and for each business segment under the heading “Outlook and priorities”.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Royal Bank of Canada has filed with the SEC a Registration Statement on Form F-4 that includes a Proxy Statement of City National Corporation and a Prospectus of Royal Bank of Canada, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT / PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders can obtain a free copy of the Registration Statement on Form F-4, the definitive Proxy Statement / Prospectus, as well as other filings containing information about Royal Bank of Canada and City National Corporation, without charge, at the SEC’s website (http://www.sec.gov). Copies of the Prospectus, the Registration Statement on Form F-4, and the Definitive Proxy Statement, and the filings with the SEC that are incorporated by reference in the Prospectus, the Registration Statement on Form F-4 and the Definitive Proxy Statement can also be obtained, without charge, by directing a request to Royal Bank of Canada, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 South Flower Street, 9th Floor, Los Angeles, CA 90071, 213-673-7615.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CITY NATIONAL CORPORATION

May 28, 2015	/s/ Michael B. Cahill
Michael B. Cahill
Executive Vice President, General Counsel
and Corporate Secretary

Exhibit Index

Exhibit 99.1          Press release dated May 27, 2015.